Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

This Energy Storage Stock Will Benefit From Renewable Power Trends

By Al Root

Sept. 9, 2021 4:49 pm ET

Energy Vault is merging with special purpose acquisition company Novus Capital II.

Courtesy of Energy Vault

As renewable energy takes more of the energy-generation pie, utilities need energy-storage technology. The wind doesn’t always blow and the sun doesn’t always shine. That means opportunity for new businesses.

One is raising money in a SPAC merger. Its energy-storage technology, however, is unusual. It has nothing to do with batteries like a Tesla (ticker: TSLA) system. Instead, this one is all about gravity.

Energy Vault is merging with special purpose acquisition company Novus Capital II (NXU). The deal will provide Energy Vault with about $388 million in fresh capital to build its energy-storage business; it values the company at about $1.1 billion.

Investors interested in Energy Vault can buy Novus stock today. It will become Energy Vault if the merger is approved. (The ticker, in that case, would change to GWHR.) Novus stock closed up 1.4%, at $9.83, on Thursday. The S&P 500 and Dow Jones Industrial Average were down 0.5% and 0.4%, respectively.

Energy Vault stores energy with good old-fashioned physics—not with batteries. It raises weights to store energy generated by renewable-power assets and then lowers the weights to turn motors and generate electricity. It’s potential energy converted to kinetic energy, like schoolchildren are taught in grade school.

The scale, however, is a little different. An Energy Vault composite brick used to store energy weighs about 35 tons. The bricks are raised by cranes powered by the renewable generating assets when the power isn’t needed to heat homes or charge electric vehicles. Then the power can be released when energy demand spikes. Each brick stores about one megawatt of power.

How much storage renewable power needs is up for debate. “Utilities are solving for this four-hour window in the morning…and early evening,” explains Energy Vault CEO Robert Piconi. That’s when demand is the highest. What’s more, renewable energy typically generates most of its power in the middle of the day.

Storage technologies “time shift” the energy, says Piconi. Electricity generation is typically measured in megawatts, and storage is measured in megawatt hours. If a utility knows it needs an additional 200 megawatts of generating capacity for those four hours in the morning, the storage required would be 800 megawatt hours. That’s how Energy Vault prices its systems.

The company will sell entire systems, or it will own—or jointly own with financing partners—the systems and then sell the power to the utilities. The company expects to have $2.8 billion in 2025 sales and $662 million in Ebitda, or earnings before interest, taxes, depreciation, and amortization. Big growth is expected. Sales in 2022 are expected to come in at $148 million.

Energy Vault believes it can generate electricity at a significantly lower cost than storing power in lithium ion batteries. Today its cost of generation is about $111 per megawatt hour. It says energy from batteries costs about $185 per megawatt hour. By 2025, those figures should be $65 and $128, respectively.

Barron’s recently wrote positively about Stem (STEM), a provider of battery storage technology for utilities as well as commercial customers. Storage technologies are gaining traction due to falling costs and growing wind- and solar-power generation. Wind and solar power generated about 9% of all the electricity used in the U.S. in 2020, up from about 2% a decade prior.